Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of St. Jude Medical, Inc. for the registration of debt securities, preferred stock, common stock, warrants, subscription rights, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 26, 2013, with respect to the consolidated financial statements of St. Jude Medical, Inc., and the effectiveness of internal control over financial reporting of St. Jude Medical, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 29, 2012 and the financial statement schedule of St. Jude Medical, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
March 21, 2013